Underlying supplement no. 1160 To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006	Registration Statement no. 333-134553 Dated February 5, 2008 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

The S&P BRIC 40® Index (SBR)

General

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Lehman Brothers Holdings Inc. may from time to time offer and sell notes linked to an index. This underlying supplement no. 1160 describes the S&P BRIC 40® Index (the “Index”). The specific terms for each series of notes will be included in a product supplement. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes. We refer to such term sheets and pricing supplements generally as terms supplement. You should read the base prospectus, the MTN prospectus supplement, the relevant product supplement and any other related prospectus supplement, term sheet or pricing supplement, including the description of the S&P BRIC 40® Index set forth in this underlying supplement, carefully before you invest in the notes. Any terms used herein but not defined herein shall have the meaning given to them in the base prospectus, the MTN prospectus supplement or relevant product supplement or free writing prospectus. This underlying supplement may not be used to sell securities unless accompanied by the base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplement and any other related prospectus supplements.

Investing in notes linked to the S&P BRIC 40® Index involves a number of risks. See “ Risk Factors” beginning on page US-1 in this underlying supplement no. 1160, “Risk Factors” in the relevant product supplement and “Key Risks” in the relevant terms supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this underlying supplement no. 1160, the accompanying base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplement and any other related prospectus supplements. Any representation to the contrary is a criminal offense.

LEHMAN BROTHERS

February 5, 2008

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“Standard & Poor’s®,” “S&P®” and “S&P BRIC 40®” are trademarks of the McGraw-Hill Companies, Inc. and are expected to be licensed for use by Lehman Brothers Inc. and sub-licensed for use by Lehman Brothers Holdings Inc. The notes, linked to the performance of the S&P BRIC 40® Index, are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the notes.

Underlying Supplement
Risk Factors	US-1
The S&P BRIC 40® Index	US-3
Discontinuation of the S&P BRIC 40® Index; Alteration of Method of Calculation	US-6
License Agreement with S&P	US-7
MTN Prospectus Supplement
Risk Factors	S-3
Description of the Notes	S-12
Supplemental United States Federal Income Tax Consequences	S-36
Certain ERISA Considerations	S-43
Plan of Distribution	S-44
Appendix A	A-1
Base Prospectus
Prospectus Summary	1
General Information	6
Cautionary Statement Regarding Forward-Looking Statements	6
Use of Proceeds	7
Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends	7
Description of Debt Securities	8
Description of Warrants	19
Description of Purchase Contracts	23
Description of Preferred Stock	27
Description of Depositary Shares	30
Description of Common Stock	32
Description of Units	34
Form, Exchange and Transfer	37
Book-Entry Procedures and Settlement	38
United States Federal Income Tax Consequences	40
Plan of Distribution	54
Certain ERISA Considerations	58
Where You Can Find More Information	58
Legal Matters	59
Experts	59

This underlying supplement no. 1160, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement contain the terms of the notes and supersede all prior or contemporaneous communications concerning the notes. In making your investment decision, you should rely only on the information contained or incorporated by reference in this underlying supplement no. 1160, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement with respect to the notes offered and with respect to Lehman Brothers Holdings Inc. We have not authorized anyone to give you any additional or different information. The information in this underlying supplement no. 1160, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement may be accurate only as of the dates of each of these documents, respectively.

The notes described in this underlying supplement no. 1160, the relevant terms supplements, and the relevant product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. This underlying supplement no. 1160, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

US-i

In this underlying supplement no. 1160, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement, “we,” “us” and “our” refer to Lehman Brothers Holdings Inc., unless the context requires otherwise.

US-ii

RISK FACTORS

Your investment in notes linked to the S&P BRIC 40® Index will involve certain risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. In addition, your investment in notes entails other risks not associated with an investment in conventional debt securities. You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you. In addition, you should consider carefully the discussion of risks set forth in the relevant product supplement before you decide that an investment in the notes is suitable for you.

S&P may adjust the S&P BRIC 40® Index in a way that affects its level and adversely affects the value of your note, and S&P has no obligation to consider your interests.

Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. and the publisher of the S&P BRIC 40® Index, is responsible for calculating and maintaining the S&P BRIC 40® Index. We are not affiliated with S&P in any way (except for licensing arrangements discussed below in “The S&P BRIC 40® Index”), and we have no way to control or predict its actions including, any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the calculation of the Index.

S&P can add, delete or substitute the stocks underlying the Index or make other methodological changes that could change the level of the Index. You should realize that the changing of companies included in the Index may affect such Index, and in turn the Index, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, S&P may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could affect the level of the Index and adversely affect the value of your notes. S&P has no obligation to consider your interests in calculating or revising the Index. See “The S&P BRIC 40® Index.”

Neither Lehman Brothers Holdings Inc. nor any of its affiliates assumes any responsibility for the adequacy or accuracy of the information about S&P or the Index contained in this underlying supplement no. 1160 or any public disclosure of information by S&P. You, as an investor in the notes, should make your own investigation into S&P or the Index.

We cannot control actions by the companies whose common stocks or other equity securities make up the Index.

We are not affiliated with any of the companies whose stock is included in the Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Index or your notes. None of the money you pay us will go to S&P or any of the other companies included in the Index and none of those companies will be involved in the offering of the notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

You will have no shareholder rights in issuers of stocks underlying the Index.

Investing in the notes is not equivalent to investing in the securities underlying the Index. As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the securities that make up the Index would have.

Changes that affect the Index will affect the market value of the notes and the amount you will receive at maturity.

S&P’s policies concerning (i) the calculation of the Index, (ii) additions, deletions or substitutions of the component stocks of the Index and (iii) the manner in which changes affecting the component stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the Index, could affect the Index and, therefore, could affect the amount payable on the notes at maturity, and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if S&P changes these policies, for example by changing the manner in which it calculates the Index, or if S&P discontinues or suspends calculation or publication of the Index, in which case it may become difficult to determine the market value of the notes.

Notes linked to the Index will have exposure to fluctuations in foreign exchange rates.

Because the Index is denominated in U.S. dollars, but its components stocks are denominated in foreign currencies, you will have foreign currency exposure. The value of your notes will be affected by exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, the value of your notes may increase or decrease at maturity.

Time differences between the cities where the component indices trade and New York City may create discrepancies in trading levels.

As a result of the time difference between the cities where the securities underlying the component indices trade and New York City (where the notes may trade), there may be discrepancies between the levels of the component indices and the trading prices of the notes. In addition, there may be periods when the foreign securities markets are closed for trading (for example during holidays in a foreign country), as a result of which the levels of the component indices remain unchanged for multiple trading days in New York City.

THE S&P BRIC 40® INDEX

We have derived all information contained in this underlying supplement no. 1160 regarding the S&P BRIC 40® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P. We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information.

Additional information concerning the S&P BRIC 40® Index may be obtained at the S&P website (www.spglobal.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered part of, this underlying supplement or any terms supplement.

You can obtain the level of the S&P BRIC 40® Index at any time from the Bloomberg Financial Markets page “SBR <Index> <GO>“ or from the S&P website at www.spglobal.com.

Index Composition

The S&P BRIC 40® Index is designed to provide exposure to 40 leading companies from the emerging markets of Brazil, Russia, India and China. The S&P BRIC 40® Index trades in both U.S. dollars and Euros. This underlying supplement 1160 refers to the USD-denominated S&P BRIC 40® Index. Publication of the S&P BRIC 40® Index began on June 20, 2006, based on an initial value of 874.48 at February 2, 2004.

All stocks in the S&P BRIC 40® Index must trade in developed market exchanges, specifically the Hong Kong Stock Exchange, the London Stock Exchange, NASDAQ and NYSE. The S&P BRIC 40® Index uses a particular selection procedure and a modified market capitalization weighting scheme for its composition stocks. All constituent companies are also members of the S&P/IFC Investable (S&P/IFCI) index series that meet minimum market capitalization and liquidity requirements. The S&P/IFCI indices measure the returns of emerging market stocks that are legally and practically available to foreign investors. Constituents for the S&P/IFCI series are chosen based on size, liquidity, and their legal and practical availability to foreign institutional investors. The S&P/IFCI indices are calculated on a daily basis for each country.

All constituents of the S&P/IFCI country indices for Brazil, Russia, India and China comprise the initial selection universe. All companies that do not have a developed market listing are removed from the list. Average three-month daily value traded, (hereafter referred to as “liquidity”) and float-adjusted market capitalization (hereafter referred to as “market cap”), as of the reference date, are measured. Companies with a float-adjusted market capitalization of less than USD 1 billion (the “Market Cap Threshold”) and/or an average three-month daily trading value of less than USD 5 million (the “Liquidity Threshold”) are removed. In addition, if a company has multiple share classes, the share class with the lower liquidity is removed. The remaining stocks are sorted in decreasing order of their float-adjusted market capitalization, and the top forty become S&P BRIC 40® Index members. In the rare event that fewer than 40 stocks qualify for inclusion, S&P may modify the criteria to include multiple share classes or reduce the market cap limit, in that order.

The pricing of the members of the S&P BRIC 40® Index is taken from the stocks included in the S&P BRIC 40® Index—specifically their developed market listing. The price of each stock used in the daily S&P BRIC 40® Index level computation is the closing price from its respective exchange. Local market prices are converted using Reuters / WM London closing. If a single stock is trading in multiple developed markets, only the listing from the market with most liquidity is considered.

As of December 31, 2007, 41.59% of the S&P BRIC 40® Index weight was made up of Chinese stocks, 28.21% by Russian stocks, 23.24% by Brazilian stocks and 6.96% by Indian stocks. As of the same data, the five largest sector weights were: Energy (41.36%), Financials (29.63%), Telecommunication Services (13.07%) and Materials (10.20%).

Index Calculation

Once the constituent companies are identified, S&P utilizes a modified market capitalization weighing procedure to determine the composition of the S&P BRIC 40® Index. In short, at rebalancing, the starting weight of each stock is proportional to its available market capitalization, which accounts for available float and investment restrictions for foreign investors. Modifications are made, if required, to ensure that no stock has a weight of more than 10% in the S&P BRIC 40® Index. In addition, changes are made to ensure that the minimum initial portfolio size for a one-day trade (based on recent trading volume) will be at least USD 600 million.

The details of the weighing procedure at every rebalancing are as follows:

1.	Every stock is given an initial Adjustment Factor (AF) of 1. Basket Liquidity (BL) and Maximum Weight (MW) are set to USD 600 million and 10%, respectively.

2.	The weight for each stock in the S&P BRIC 40 Index is calculated as follows:

3.	Trade size, S, is calculated for each stock as follows:

Si = Li/Wi

where L is the liquidity of the ith stock defined by the three-month average daily value traded.

4.	The adjustment factor for each common stock is modified as follows:

If S < BL and/or Wi ≥ MW

Then AFi = AFi, previous – 0.2

Else AFi = AFi, previous

5.

If, for every stock, Si ≥ BL and Wi < MW, then the process is complete and the weights derived in step 2 are used. If not, steps 2,3 and 4 are repeated until all stocks meet the market cap and liquidity requirements. No further adjustments are made for stocks which have AF = 0.2

The basket liquidity (BL) parameter essentially sets a limit of the minimum portfolio size that must be turned over in a single day, based on the historical average value-traded pattern. The MW parameter is the maximum weight of each stock at the rebalancing. These parameters can be changed depending on market circumstances. Steps 1 through 5 modify the market cap-weighting scheme in a looped manner until the BL and MW constraints are satisfied for all S&P BRIC 40® Index constituents.

The S&P BRIC 40® Index is calculated by means of the divisor methodology used in all S&P’s equity indices. The Index Value is simply the Index Market Value divided by the Index Divisor:

Index Shares are set at the time of rebalancing in the following manner such that for the ith constituent:

where Wi is the weight for the ith constituent at the rebalancing as derived from the previous section, and Price rebalancing day close, i is its price at the close of the rebalancing date.

In order to maintain basket series continuity, it is also necessary to adjust the divisor at the rebalancing.

(Index Value)before rebalancing = (Index Value)after rebalancing

Therefore,

The basket will have a total return counterpart, which will assume dividends are reinvested in the basket after the close on the ex-date. On any given date t,

Total Return Index Valuet = (Total Return Indext-1) x (Total Return Multipliert)

The tax rate refers to withholding taxes on dividends imposed on a Luxembourg based holding company investing as a non-resident investor. S&P may revise these rates annually in the second quarter of the year. The principal source for the rates is the annual Ernst & Young Worldwide Corporate Tax Guide. S&P also consults other sources.

Index Dividend Points will be zero on those dates in which no basket constituents are going ex-dividends, while on the other dates it will be a positive number. Therefore, returns calculated from Total Return Index Value will always be a greater than or equal to the Index Value.

Index Maintenance

The S&P BRIC 40® Index is rebalanced once a year in December. The annual rebalancing of the S&P BRIC 40® Index will be effective after the market close of the third Friday of December. The reference date for the data used in the review will be the third Friday of November. In addition to the annual rebalancing, there will be a mid-year review. A semi-annual rebalancing will occur only if three of the biggest 30 stocks from the eligible universe are not in the S&P BRIC 40® Index at the mid-year review. There will not be a semi-annual rebalancing in years when this condition is not satisfied. No companies are added between rebalancings, but a company can be deleted during that time due to corporate events such as mergers, acquisitions, takeovers or delistings. The reference date for the data used in the mid-year review will be mid-May, with a mid-year rebalancing being made, if necessary, after the market close on the third Friday of June. In case of any changes, an announcement will be made followed by the immediate revision of the methodology.

The S&P BRIC 40® Index Committee (the “Index Committee”) maintains the S&P BRIC 40® Index, meeting as often as needed. The Index committee members are full-time professionals of the S&P staff. At each meeting, the Index Committee reviews pending corporate actions that may affect S&P BRIC 40® Index constituents, statistics comparing the composition of the indices to the market, and any significant market events. In addition, the Index Committee may revise the S&P BRIC 40®

Index policy covering rules for selecting companies, share counts, the Liquidity Threshold, the Market Cap Threshold, Basket Liquidity and Maximum Weight or other matters. In the rare event that less than 40 stocks qualify for inclusion at the rebalancing, S&P may modify the criteria to include multiple share classes or reduce the market capitalization limit, in that order. S&P considers information about changes to its indices and related matters to be potentially market-moving and material. Therefore, all Index Committee discussions are confidential.

The table below summarizes the types of Index maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Spin-Off	No weight change. The price is adjusted to Price of Parent Company minus (Price of Spin-off company/Share Exchange Ratio). Index shares change so that the company’s weight remains the same as its weight before the spin-off.	No

Rights Offering	The price is adjusted thus: ([Ratio Received * Rights Price] + [Ratio Held * Close Price]) / ([Ratio Received + Ratio Held] * Close Price). Index Shares are changed correspondingly so that there is no change in weight.	No

Stock Split	Index Shares are multiplied by and price is divided by the split factor.	No

Share Issuance or Reduction	None	No

Special Dividends	Price of the stock making the special dividend payment is reduced by the per-share special dividend amount after the close of trading on the day before ex-date.	Yes

Delisting	The stock is removed. No replacements are made.	Yes

Merger or Acquisition	If the surviving company is already an index member, it is retained in the index. If the surviving company does not belong to BRIC countries or maintain the exchange listing included in the index, it is removed. An announcement will be made in other cases.	Yes, if there is a removal.

Discontinuation of the S&P BRIC 40® Index; Alteration of Method of Calculation

S&P has no obligation to continue to publish the S&P BRIC 40® Index, and may discontinue publication of the S&P BRIC 40® Index at any time in its sole discretion. If S&P discontinues publication of the S&P BRIC 40® Index and S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a “S&P BRIC 40® Index successor index”), then any Index closing level will be determined by reference to the level of such S&P BRIC 40® Index successor index at the close of trading on the NYSE, the AMEX, the NASDAQ National Market or the relevant exchange or market for the S&P BRIC 40® Index successor index on each relevant Valuation Date, Observation Date, Averaging Date, Review Date or other relevant date or dates as set forth in the relevant terms supplement.

Upon any selection by the calculation agent of an S&P BRIC 40® Index successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If S&P discontinues publication of the S&P BRIC 40® Index prior to, and such discontinuation is continuing on, a Valuation Date, Observation Date, Averaging Date, Review Date or other relevant date as set forth in the relevant terms supplement, and the calculation agent determines, in its sole discretion, that no S&P BRIC 40® Index successor index is available at such time, or the calculation agent has previously selected an S&P BRIC 40® Index successor index and publication of such S&P BRIC 40® Index successor index is discontinued prior to, and such discontinuation is continuing on, such Valuation Date, Observation Date, Averaging Date, Review Date or other relevant date, or if S&P (or the publisher of any S&P BRIC 40® Index successor index) fails to calculate and publish a closing level for the S&P BRIC 40® Index (or any S&P BRIC 40® Index successor index) on any date when it would ordinarily do so in accordance with its customary practice, then the calculation agent will determine the S&P BRIC 40® Index closing level for such date. The S&P BRIC 40® Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the S&P BRIC 40® Index or S&P BRIC 40® Index successor index, as applicable, last in effect prior to such discontinuation, or failure to calculate or publish a closing level for the S&P BRIC 40® Index, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the S&P BRIC 40® Index or S&P BRIC 40® Index successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication or failure to calculate or publish the closing level of the S&P BRIC 40® Index may adversely affect the value of the notes.

As used herein, “closing price” of a security, on any particular day, means the last reported sales price for that security on the relevant exchange at the scheduled weekday closing time of the regular trading session of the relevant exchange. If, however, the security is not listed or traded on a bulletin board, then the closing price of the security will be determined using the average execution price per share that an affiliate of Lehman Brothers Holdings Inc. pays or receives upon the purchase or sale of the security used to hedge Lehman Brothers Holdings Inc.’s obligations under the notes. The “relevant exchange” for any security (or any combination thereof then underlying the S&P BRIC 40® Index or any Index successor index) means the primary exchange, quotation system (which includes bulletin board services) or other market of trading for such security.

If at any time the method of calculating the S&P BRIC 40® Index or an S&P BRIC 40® Index successor index, or the level thereof, is changed in a material respect, or if the S&P BRIC 40® Index or an S&P BRIC 40® Index successor index is in any other way modified so that the S&P BRIC 40® Index or such S&P BRIC 40® Index successor index does not, in the opinion of the calculation agent, fairly represent the level of the S&P BRIC 40® Index or such S&P BRIC 40® Index successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the S&P BRIC 40® Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the S&P BRIC 40® Index or such S&P BRIC 40® Index successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the S&P BRIC 40® Index closing level with reference to the S&P BRIC 40® Index or such S&P BRIC 40® Index successor index, as adjusted. Accordingly, if the method of calculating the S&P BRIC 40® Index or a S&P BRIC 40® Index successor index is modified so that the level of the S&P BRIC 40® Index or such S&P BRIC 40® Index successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the S&P BRIC 40® Index), then the calculation agent will adjust its calculation of the S&P BRIC 40® Index or such S&P BRIC 40® Index successor index in order to arrive at a level of the S&P BRIC 40® Index or such S&P BRIC 40® Index successor index as if there had been no such modification (e.g., as if such split had not occurred).

License Agreement with S&P

Lehman Brothers Holdings Inc. is expected to enter into a non-exclusive license agreement with S&P, which grants Lehman Brothers Holdings Inc. and certain of its affiliated or subsidiary companies a license, in exchange for a fee, to use the S&P BRIC 40® Index in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., which we refer to as S&P. S&P makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the S&P BRIC 40® Index to track general stock market performance. S&P’s only relationship to Lehman Brothers Holdings Inc. is the licensing of certain trademarks and trade names of S&P without regard to Lehman Brothers Holdings Inc. or the notes. S&P has no obligation to take the needs of Lehman Brothers Holdings Inc. or the holders of the notes into consideration in determining, composing or calculating the S&P BRIC 40® Index. S&P is not responsible for and has not participated in the determination of the timing, price or quantity of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P BRIC 40® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LEHMAN BROTHERS HOLDINGS INC., HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P BRIC 40® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P BRIC 40® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“STANDARD & POOR’S®”, “S&P®” and “S&P BRIC 40®” ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND ARE EXPECTED TO BE LICENSED FOR USE BY LEHMAN BROTHERS INC. AND SUB-LICENSED FOR USE BY LEHMAN BROTHERS HOLDINGS INC. THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE NOTES.